October 19, 2007
VIA EDGAR AND FEDEX
Daniel Morris
Attorney Advisor
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE, Mail Stop 3561
Washington, DC 20549

Re:	Ryder System, Inc. Definitive 14A Filed March 23, 2007 File No. 001-04364
Dear Mr. Morris:
On behalf of Ryder System, Inc. (the “Company”, “we”, “us”, or “our”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) pertaining to the Company’s 2007 Definitive Proxy Statement filed March 23, 2007 (the “Proxy Statement”), contained in your letter dated August 21, 2007 to Mr. Gregory Swienton, Chief Executive Officer of the Company. To facilitate your review, we have set forth each of your comments below in bold with the Company’s corresponding response immediately following.
Authority, Role of Management and Delegation, page 14
1.	Comment: Your disclosure is unclear as to which person or body determines the compensation of your executives. Please discuss in greater detail the compensation committee and board of directors’ responsibilities with respect to setting CEO and senior executive compensation. Refer to Item 407(e)(3)(i) of Regulation S-K.
•	Response: The Company respectfully acknowledges the Staff’s comment and, in future filings, we will enhance our disclosure to clarify that (i) our independent directors acting as a group are responsible for setting Chief Executive Officer (“CEO”) compensation based on recommendations from our Compensation Committee and (ii) our Compensation Committee, with input from our CEO, is responsible for setting the compensation of all of our other named executive officers (“NEOs”).
2.	Comment: You indicate that the committee may delegate to “management” the authority to approve certain equity awards. Please identify the persons encompassed by the term “management.” Refer to Item 402(b)(2)(xv) of Regulation S-K.
•	Response: The Company respectfully acknowledges the Staff’s comment. On page 15 of our Proxy Statement under “Compensation Committee—Compensation Processes and

Procedures,” we disclosed that in February 2007 the Compensation Committee adopted a Policy on Equity Granting Practices (the “Policy”). The Policy provides that all future grants of equity awards must be approved by our Compensation Committee (or in the case of the CEO, the independent directors acting as a group), except in the case of new hires, when equity grants may be approved by the Chair of the Compensation Committee. Under the new Policy, the Committee may no longer delegate to management its authority to approve equity awards. Our Compensation Committee Charter will be modified to reflect the new Policy before we file our 2008 Proxy Statement and will be posted on our website.

Prior to adopting this new Policy, in May 2005, the Compensation Committee had previously delegated to our CEO, Chief Financial Officer (“CFO”) and Chief Human Resources Officer (“CHRO”), collectively, the authority to approve off-cycle equity awards to Company employees and new hires, other than awards to members or prospective members of the Company’s executive leadership team (which includes all of the NEOs). Pursuant to the previously delegated authority, the amount of equity granted could not exceed the range of award amounts for the relevant management level used in connection with the most recent annual grant. In addition, all equity awards were required to be granted with an exercise price equal to the fair market value of our common stock on the date of grant and pursuant to the terms of our 2005 Equity Compensation Plan.

In future filings, we will provide a description of the new Policy.
Use of Compensation Consultants, page 15
3.	Comment: You retain at least two compensation consultants as well as special outside counsel to assist with compensation matters. Please revise to more fully address the nature and scope of their respective assignments, including their roles in determining and recommending compensation, and any other material elements of the consultants’ functions. In addition, please identify the persons or bodies that may retain consultants and summarize the extent to which your consultants and counsel interact and cooperate. Refer to Item 407(e)(3)(iii) of Regulation S-K.
•	Response: The Company respectfully acknowledges the Staff’s comment and in future filings we will, to the extent material, enhance our disclosure relating to:
•	the role and responsibilities of each compensation consultant engaged to assist in the determination of compensation matters for executive officers;

•	the role, if any, of legal counsel in assisting with compensation matters for executive officers (to the extent not conflicting with our attorney-client privilege);

•	with respect to each element of compensation, what services, if any, the consultants were instructed to perform and what specific reports or information were provided by the consultants; and

•	when and where applicable, the interaction and cooperation between our compensation consultants and outside counsel (to the extent not conflicting with our attorney-client privilege).
With respect to the use of compensation consultants in 2006, please refer to the third paragraph under “Use of Compensation Consultants” on page 15 of our Proxy Statement, in which we detail (i) Mercer’s role in reviewing and making recommendations relating to our incentive compensation programs and (ii) the scope of the assignments of each of Deloitte, Mercer and the Compensation Committee’s outside legal counsel in connection with a review of the Company’s severance and change of control programs. In addition, as discussed on page 25 of the Proxy Statement, in 2006 Mercer provided the Compensation Committee with compensation data, based on specific criteria provided by the Company. Other than as discussed in the Proxy Statement, during 2006, none of the Company’s compensation consultants nor outside legal counsel provided recommendations regarding appropriate levels or components of compensation for our executive officers.

We do not currently have a written policy regarding who may engage compensation consultants to assist in the evaluation of executive compensation. Outside legal counsel for the Company may only be retained with the approval of the legal department. Our Compensation Committee, pursuant to its charter, has the authority to retain compensation consultants, outside legal counsel and other advisors as the Committee deems necessary to carry out its duties. Historically, in addition to the Compensation Committee, only our CHRO, Vice-President of Compensation and Benefits and Chief Legal Officer have engaged compensation consultants and outside legal counsel on behalf of the Company to assist in the evaluation of executive compensation. In future filings, our disclosure will clarify and further expand upon our practices relating to the use and retention of compensation consultants.
Related Person Transactions, page 17
4.	Comment: Your disclosure in this section is too general. Please provide, among other things, additional detail regarding the review and approval of related person transactions, including the specific dollar threshold for transactions subject to review, types of transactions covered and the review standards to be applied by the audit committee. In addition, please revise to confirm that your definition of “related person” is consistent with the definition set forth in Instruction 1 to Rule 404(a) of Regulation S-K. Refer to Item 404 of Regulation S-K.
•	Response: Our current policy regarding related person transactions is set forth in our Principles of Business Conduct. Pursuant to this policy, our Board is responsible for pre-approving any transaction, regardless of the amount of the transaction, between the Company and its executive officers, Board members, Board nominees, and their respective immediate family members as set forth in the SEC regulations.

We are in the process of adopting a separate written Related Person Transaction Policy that will formalize our current review and approval process for related person transactions. Accordingly, in future filings, we will provide additional detail regarding the Policy, including the specific dollar threshold for transactions subject to review, the types of transactions covered and the review standards to be applied by the relevant Board committee. We expect that the definition of “related person” set forth in the policy will be consistent with the definition set forth in Instruction 1 to Rule 404(a) of Regulation S-K.

Elements of our Executive Compensation, page 24
5.	Comment: Please expand your analysis of the elements and levels of compensation paid to the named executive officers. Throughout your Compensation Discussion and Analysis, and as to each compensation element, please explain how you arrived at and why you paid each particular level and form of compensation. For example, you state that base salaries are set based upon several items but do not discuss these items with specificity. As another example, it is unclear as to how the specific number of stock options granted to each named executive officer was determined. Please revise your Compensation Discussion and Analysis to clearly disclose the specific factors considered by the committee in ultimately approving individual elements of each named executive officer’s compensation package and explain why the committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions. Refer to Item 402(b)(l)(v) of Regulation S-K.
•	Response: The Company respectfully acknowledges the Staff’s comment and will, where material, provide the additional level of disclosure requested by the Staff. While we believe our disclosure relating to our incentive compensation programs and perquisites policy generally contains all material information required by the Commission’s rules, we will provide further discussion of how target payout levels are determined under our annual incentive plan and how the target levels of equity compensation are set for each NEO based on benchmarking data and other factors such as level of responsibility, amount and type of other compensation elements paid to the NEO and the difficulty of achieving applicable performance targets. Please see our response to Comment 7, which we have provided on a supplemental basis, for a discussion of why we believe that disclosure of the weight given to each performance metric and the specific performance targets for our annual and long-term cash awards would cause us competitive harm.

In future filings, we will expand our disclosure regarding each other element of compensation paid to NEOs, including base salary, time-vested restricted stock rights and benefits, particularly why each of these elements of compensation are paid, the relationship between various compensation components and the material factors that the Compensation Committee considered in determining how the particular levels of compensation are determined for the NEOs. We believe that our enhanced disclosure in future filings will illustrate why the Compensation Committee believes the amounts paid to each NEO are appropriate in light of the various items it considered in making specific compensation decisions.

6.	Comment: You rely on certain benchmark companies for guidance in setting your compensation. Please specifically identify the companies to which you benchmark your compensation and, given that you operate in three different business segments, explain why the company believes that each particular benchmark company provides a useful basis for comparison. Further, if you have benchmarked different elements of your compensation against different benchmarking groups, please identify the companies that comprise each group. Refer to Item 402(b)(2)(xiv) of Regulation S-K.
•	Response: Our business is comprised of three distinct, complex business units: Fleet Management Solutions (“FMS”), Supply Chain Solutions (“SCS”) and Dedicated Contract Carriage (“DCC”). As we disclosed in our Proxy Statement, there are currently no public companies engaged in all of these business segments and few which are operating in each individual business segment. As a result, we do not have access to relevant compensation data for our direct competitors. Given the lack of compensation data from companies we consider to be our most relevant peers, we have historically relied on published surveys containing compensation data for, in most cases, in excess of 2,000 public companies, rather than a specific peer group, for benchmarking compensation. Because peer group data was not a material factor in setting executive compensation for 2006, no peer group was identified in the Proxy Statement.

With respect to 2007 compensation, management and the Compensation Committee, with the assistance of Frederic W. Cook & Co., Inc., assembled a peer group which was determined to provide the most useful comparison with respect to our CEO. The peer group companies comprise a significant part of the Dow Jones Transportation Index (excluding air and rail companies) and several leasing companies, and specifically consist of:

Avis Budget Group CH Robinson Worldwide Celadon Group CIT Group Con-way CSX Expeditors International FedEx GATX	Hertz Global Holdings Hub Group Landstar System Old Dominion Freight Line PHH Trinity Industries United Parcel Services Werner Enterprises YRC Worldwide
Management and the Compensation Committee believe this peer group provides a useful basis of comparison for our CEO compensation because, similar to Ryder, many of these companies are asset-based providers of transportation or transportation-related services or otherwise provide leasing or rental services. Furthermore, many are impacted by similar economic factors affecting the Company including freight demand and fuel prices. However, for the reasons described above, unlike with many other companies who are able to compile a more relevant peer group, we do not believe information relating to our peer group is necessarily the most significant factor in determining executive compensation. Consequently, the Compensation Committee may also review compensation data for companies that have similar revenue and financial performance as Ryder. In our future filings, we will (i) describe how the peer group was established, (ii) identify the companies comprising the peer group, and (iii) discuss how the peer group data was used in determining executive compensation. If material, we will provide the same information for any other comparative group considered by the Compensation Committee.

For our other NEOs, we continue to rely on broad-based published surveys, including the Mercer Benchmark Database—Executive Positions, which is comprised of 2,473 U.S. based companies across all industries. We also utilize compensation data and benchmarking tools provided online by Equilar, Inc. We do not utilize the peer group identified above to benchmark compensation for our other NEOs because we believe that sufficient information is not available from any peer group with respect to comparable positions and levels of our other NEOs. In future filings we will include more detailed information on the surveys used and how these surveys are used by management and the Compensation Committee to benchmark the different elements of NEO compensation.
Performance Targets, page 26
7.	Comment: You have not provided quantitative disclosure of the terms of the necessary targets to be achieved in order for your executive officers to earn their annual and long-term cash awards. Please disclose both quantitative and qualitative goals, and any other specific contributions the compensation committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions. See Item 402(b)(2)(vii) of Regulation S-K. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. Please provide insight into the factors considered by the committee prior to the awarding of performance-based compensation such as historical analyses prior to the granting of these awards or correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.
•	Response:

Goals and Contributions

You have asked us to provide additional information regarding the qualitative and quantitative goals and any other specific contributions considered by the Compensation Committee in connection with its determination of the amounts paid to executive officers under our annual and long-term cash awards.

With respect to the factors underlying the amounts paid to our NEOs under our annual and long-term cash awards, as described on pages 25 — 28 of our Proxy Statement, payments made to our NEOs under these awards are based solely on the Company’s performance relative to certain pre-established quantitative financial targets. Actual performance relative to the target is calculated in accordance with GAAP and adjusted for non-recurring and non-operational items, as disclosed on page 26 of our Proxy Statement. Neither the annual cash awards nor the long-term cash awards granted to our NEOs include any individual or qualitative performance goals, nor do they take into account any other measure of individual performance or contribution. In addition, pursuant to the terms of the awards, with respect to NEOs, no discretion was permitted or used to increase or decrease the payout amount calculated under the terms of the awards. We will clarify these points in future filings.

Competitive Harm

Further, to the extent we omitted details regarding our numerical performance targets, you have asked us to explain why we believe disclosure of the targets would result in competitive harm. We have provided to the Staff on a supplemental basis our request for confidential treatment of these performance goals and have explained in the supplemental filing why we believe disclosure of the goals would result in competitive harm.

8.	Comment: You state that the performance goals for 2007 were set by the committee at a February meeting. The Compensation Discussion and Analysis should address actions regarding executive compensation that were taken after the end of your last fiscal year. Please give consideration to Instruction 2 to Item 402(b) in fashioning your disclosure pursuant to the item requirement. See Section II.B.1 of Commission Release 33-8732A. We also refer you to the prior comment for additional instruction regarding your obligations (which include supplemental submission of detailed confidentiality analyses as well as enhanced disclosure) should you believe that these targets may be appropriately omitted.
•	Response: The Company respectfully acknowledges the Staff’s comment. We note that Instruction 2 to Item 402(b) requires disclosure of current year’s performance targets to the extent the targets were material to an understanding of NEO compensation for the last fiscal year. We do not believe disclosure of the 2007 performance targets for the annual cash awards are relevant to 2006 compensation or are otherwise material in the context of the disclosure in the CD&A. The 2007 cash awards were designed in the same way as the 2006 awards and the factors underlying the 2007 performance targets were materially the same as the factors used in the 2006 awards. The performance targets for the 2006 awards were based solely on 2006 performance. The 2007 targets had no bearing on, and are not necessary to effect a fair understanding of, 2006 targets or payout levels.

In addition, even if the 2007 performance targets were material to 2006 compensation, for the reasons described in our response to Comment No. 7, which we have provided on a supplemental basis, we believe prospective disclosure of these targets would result in competitive harm to the Company.
Summary Compensation Table, page 33
9.	Comment: As noted in Section II.B.1 of Commission Release 33-8732A, the Compensation Discussion and Analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. Please provide a more detailed analysis of how and why the compensation and equity awarded to Mr. Swienton differs so widely from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, please discuss on an individualized basis.
•	Response: The Company respectfully acknowledges the Staff’s comment. As discussed on page 25 of the Proxy Statement, the Compensation Committee believes that the more senior the position an executive holds, the more influence they have over financial performance and consequently the greater the amount of their compensation that should be at-risk based on company performance. In future filings, we will confirm that, while compensation levels may differ among NEOs based on competitive factors and the role and responsibilities of each specific NEO, there are no material differences in the compensation policies for our NEOs, nor do we have a policy regarding internal pay equity.

In addition, in connection with our response to Comment No. 5 above, in future filings, for each element of compensation, we will provide additional detail regarding how we determine the amounts paid to the CEO and the other NEOs. This disclosure will address why Mr. Swienton’s compensation is different from that of the other NEOs, including the nature of Mr. Swienton’s role and responsibilities, his tenure and his proven performance related to objectives.
Potential Payments Upon Termination or Change of Control, page 39
10.	Comment: Where appropriate, please include an expanded discussion of the processes and procedures by which the company determined the size and features of the termination and severance packages of its NEOs. In addition, please disclose in your Compensation Discussion and Analysis how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements.
•	Response: The Company respectfully acknowledges the Staff’s comment. With respect to the severance and change of control benefits approved in January 2007, we provided detailed disclosure of the processes and procedures that resulted in the changes to these benefits on page 15 of our Proxy Statement under “Compensation Committee—Use of Compensation Consultants”. In future filings we will relocate this disclosure to the CD&A and provide additional disclosure concerning how these recently approved changes to the severance packages were determined.

As described on Page 30 of our Proxy Statement (under Severance and Change of Control Benefits), severance benefits are intended to ease the consequences of an unexpected termination of employment and give the executive an opportunity to find new employment, which for senior executives can take a significant amount of time. These benefits are also designed to prevent our senior executives from seeking employment with our competitors after a termination. The change of control benefits are designed to preserve productivity, avoid disruption and prevent attrition during a period when we are, or are rumored to be, involved in a change of control transaction. The change of control severance program also motivates executives to pursue transactions that are in our shareholders’ best interests notwithstanding the potential negative impact of the transaction on their future employment. While cognizant of their terms, the Compensation Committee does not view the change of control and severance arrangements as an element of current compensation, and such arrangements do not necessarily affect the Compensation Committee’s annual decisions with respect to the compensation elements of our compensation program.
* * * * *

We appreciate the Staff’s efforts to assist us in complying with applicable disclosure requirements and enhancing our overall executive compensation disclosure. In connection with this response, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If we can assist with your review of this letter, or if you have any questions regarding our response, please contact me at (305)-500-7797 or Flora Perez, Assistant General Counsel, at (305) 500-4015.
Sincerely,
/s/ Robert D. Fatovic

Robert D. Fatovic
Executive Vice President and Chief Legal Officer
cc: Greg Swienton